KWESST MICRO SYSTEMS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders ("Shareholders") of common shares (the "Common Shares") of KWESST Micro Systems Inc. (the "Company") will be held on March 31, 2025, at 4:00 p.m. (Eastern time), which will be held by means of remote communication, rather than in person, for the following purposes:

1. To consider, and if deemed advisable, adopt a resolution authorizing, if deemed advisable by the board of directors of the Company, the consolidation, no later than twelve months from the date of the Meeting, of the issued and outstanding common shares of the Company on the basis of one common share for a maximum of every twenty-five (25) common shares issued and outstanding;

2. To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Information relating to the matters to be brought before the Meeting is set forth in the management information circular dated February 26, 2025 (the "Circular").

The Company is conducting a virtual meeting of the Shareholders of the Company. Shareholders will not be able to attend the Meeting in person. Instead, Registered Shareholders (as defined in the accompanying Information Circular under the heading "Appointment of Proxy") and duly appointed proxyholders can virtually attend, participate, vote or submit questions at the virtual Meeting online by registering at the following link:

https://bitly.cx/Gbkd

After registering, you will receive a confirmation email with access instructions.

To ensure a smooth process, the Company is asking registered participants to log in by 3:45 p.m. (Eastern time) on March 31, 2025.

Just as they would be at an in-person meeting, Registered Shareholders and duly appointed proxyholders will be able to attend the virtual Meeting, participate, submit questions online and vote virtually, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the accompanying Information Circular. Registered Shareholders who are unable to attend the virtual Meeting are requested to complete, sign and date the accompanying form of proxy or voting instruction form in accordance with the instructions provided therein and in the Information Circular and return it in accordance with the instructions and timelines set forth in the Information Circular. Non -registered (or beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as "guests", but will not be able to participate, submit questions or vote at the virtual Meeting.

Record Date

The Board of Directors of the Company has fixed Tuesday, February 12, 2025, as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Common Share held. The Board of Directors of the Company as determined that it is in the best interest of the Company that the Meeting be held in virtual only format. Shareholders will not need to, or be able to, physically attend the Meeting. Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting either by attending virtually or by submitting a form of proxy.

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How to Vote

Proxies must be deposited with TSX Trust Company not later than 5:00 p.m. (Eastern time) on March 28, 2025, or if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays, and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

Registered shareholders, proxyholders and appointees (including Beneficial Shareholders who wish to appoint themselves or another person as an appointee) will be able to participate at the Meeting, ask questions and vote, all in real time, provided they have obtained access to the Meeting platform, are connected to the Internet and comply with all of the requirements set out in the accompanying Circular. The additional information related to participation at the Meeting are set out in the Circular.

If you are unable to attend the Meeting in person, please complete, date, sign and return the enclosed form of proxy in the envelope provided herewith. Forms of proxy must be deposited or received before the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, at the offices of TSX Trust Company, the Company's transfer agent and registrar, located at Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, or at the registered office of the Company located at 155 Terence Matthews Crescent, Unit #1, Ottawa, Ontario, K2M 2A8, or they must be deposited with the chairman at the Meeting or any adjournment thereof. Please take note that the proxy of a shareholder who completes a form of proxy, but who still attends the Meeting and participates in any vote, will be automatically revoked.

If a Shareholder receives more than one form of proxy because such holder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

DATED at Ottawa this 26th day of February 2025.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "David Luxton"

David Luxton, Chairman

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